

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2010

Via U.S. Mail

Penfei Liu
Chief Executive Officer
China Marine Food Group Limited
Da Bao Industrial Zone, Shishi City
Fujian, China
362700

> Re: **China Marine Food Group Limited**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Filed March 22, 2010**
>   **File Number 001-34422**

Dear Mr. Liu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Cover Page

1.   Please note that the correct file number for the Company's 1934 Act filings, including this Form 10-K, is 001-34422, rather than 333-40790.

Business, page 4

2.   At page 7, you indicate that "Mingxiang is responsible for the rental income related to the collection on the 33 shop spaces at our factory in Dabao Industrial Zone. [ ] The operations of these two property holding companies are solely property management." At page 42, under the heading "Our business may be adversely affected by conditions in

the financial markets and economic conditions generally," you state that "many lending institutions, including us, have experienced declines in the performance of their loans, including commercial loans, commercial real estate loans and consumer loans." You also refer at page 42 to applicable federal and state laws and indicate that new legislation could negatively impact "our ability to originate or sell loans…." But in Note 17(a) at page F-24, the only two segments you list are "processed seafood products" and "marine catch." Explain the reason(s) for these discrepancies, and provide revised disclosure which is both consistent and accurate.

3.   Other inconsistent, unclear, or stale disclosure requiring revision and an explanation may be found at page 9 (tabular entries for 2009 under "Frozen Processed Seafood Products"); table at page 25 setting forth "our five major suppliers of purchases for the production of algae-based beverage product"; and the statement at page 52 that the resignations of Mr. Crimmins "will become effective immediately," when it appears that this occurred in 2007. Similarly, the following statements appear at pages 58 and 59: "… all the chartering agreements with the fishermen have been terminated by us at the end of 2007. We are not subject to terminating these chartering agreements which are about to be ended in 2008 or 2009. Starting from 2008, we simply buy the marine catch from the suppliers and then sell to the customers on a direct basis. [ ] Starting from 2008, we no longer charter any vessels and simply trade the marine catch to the distributors."

Directors and Officers, page 79

4.   Clarify for each individual that they are not members of any *other* public entity. For Messrs. Pengfei Liu, Weipeng Lui, Li, and Xue, revise your disclosure as necessary to clarify the month and year for each position held during the past five years and the name and principal business of each such employer. Specify each position or title held during the period, clarify the length of time served in each position, and eliminate any gaps or ambiguities as to time. Clarify when each initially became your director or officer. Refer to Item 401(e) of Regulation S-K.

5.   For Mr. Ku, please revise his biographical sketch to specifically state why the board concluded that he should serve as a director of the Company at the time the disclosure was made, in light of the Company's business and structure.

Compensation Discussion and Analysis, page 83

Discretionary Bonus, page 84

6.   You state that your Compensation Committee will review "the necessity of such scheme on a yearly basis" with respect to payments of discretionary bonuses to your executive officers tied to certain PBT amounts. However, under "Bonuses and Deferred

Compensation" on page 86, you state that you "will pay . . . an incentive bonus based on [y]our PBT". Further, you refer to incentive bonuses your executive officers are "expected to receive in each financial year". Please revise your disclosure to clarify these apparent inconsistencies, and state clearly whether the bonus is discretionary or whether it is awarded every year.

Summary Compensation Table, page 85

7.   Revise the Summary Compensation Table to disclose the aggregate grant date fair value of your stock awards. Refer to Item 402(c)(2)(v) and (vi) and Item 402(k)(2)(iii) and (iv) of Regulation S-K.

Service Agreements with Directors and Executive Officers, page 85

8.   Please file the Independent Director Agreements with Messrs. Li, Xue, and Wan as exhibits to the Form 10-K, or tell us why such agreements should not be filed. See Item 601(b)(10)(ii)(A) of Regulation S-K.

Signatures

9.   In addition to the signatures of the registrant, and of the principal executive officer and principal accounting officer on behalf of the registrant, your report must also include the signatures of at least a majority of the board of directors. Refer to General Instruction D(2) to Form 10-K.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li at (202) 551-3335, or in her absence, Chris White, Accounting Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. Please contact Tracey McNeil at (202) 551-3392 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director